October 2, 2025

To: Suren Ajjarapu, Chairman of the Board, Wellgistics Health

CC: Brian Norton, Chief Executive Officer, Wellgistics Health

Re: Resignation of Board Director position

This letter constitutes my immediate resignation as an independent director of the board of Wellgistics Health. The time involved over the past 5 months has gone beyond my expectations as it interfered with my other obligations and family time. I cannot commit the time and focus needed by the company going forward.

Donald Anderson